UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Kernel Group Holdings, Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G5259L111

(CUSIP Number)

Surendra Ajjarapu

Chief Executive Officer

Kernel Group Holdings, Inc.

515 Madison Avenue, 8th Floor – Suite 8133

New York, New York 10022

With a copy to:

Andrew Tucker

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Telephone: (202) 689-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5259L111	SCHEDULE 13D	Page 2 of 7

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): 92-1731688 VKSS Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (1) (a)____ (b)____
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 7,187,500 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,187,500 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,187,500 (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.9% (3)
14.	Type of Reporting Person OO

(1)	The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
(2)	Consists of 7,187,500 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Kernel Group Holdings, Inc. (the “Issuer”) acquirable upon conversion of 7,187,500 Class B ordinary shares, par value $0.0001 per share of the Issuer (the “Class B Ordinary Shares”). As described in the Issuer’s registration statement on Form S-1 (No. 333-252105) under the heading “Description of Securities-Founder Shares,” the Class B ordinary shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof. Excludes 8,750,000 shares of the Issuer’s Class A Ordinary Shares issuable upon exercise of Private Placement Warrants which will not become exercisable within 60 days.
(3)	The amount beneficially owned by the Reporting Person is determined, assuming the conversion of the 7,187,500 Class B Ordinary Shares into 7,187,500 Class A Ordinary Shares, by adding (i) the 7,187,500 Class A Ordinary Shares beneficially owned by Reporting Person to (ii) the 7,447,222 Class A Ordinary Shares outstanding as of May 12, 2023, as the Issuer reported in its Form 10-Q filed with the SEC on May 12, 2023.

CUSIP No. G5259L111	SCHEDULE 13D	Page 3 of 7

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Surendra Ajjarapu
2.	Check the Appropriate Box if a Member of a Group (1) (a)____ (b)____
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 7,187,500 (2)(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,187,500 (2)(3)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,187,500 (2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.9% (4)
14.	Type of Reporting Person IN

(1)	The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
(2)	The shares reported in this Schedule 13D as beneficially owned by Surendra Ajjarapu were acquired pursuant to a purchase agreement, dated as of December 28, 2022, entered into by and among, VKSS Capital, LLC (the “New Sponsor”), the Issuer, and other certain securityholders for an aggregate purchase price of $1 (one dollar) due on the date on which a business combination is completed. Mr. Ajjarapu, the Issuer’s Chairman and Chief Executive Officer is the manager of the New Sponsor. Mr. Ajjarapu may be deemed to beneficially own the securities held by the New Sponsor by virtue of his control over the New Sponsor. Mr. Ajjarapu disclaims beneficial ownership of the securities held by the New Sponsor, except to the extent of his respective pecuniary interest.
(3)	Consists of 7,187,500 Class A Ordinary Shares acquirable upon conversion of 7,187,500 Class B Ordinary Shares. As described in the Issuer’s registration statement on Form S-1 (No. 333-252105) under the heading “Description of Securities-Founder Shares,” the Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof as described therein. Excludes 8,750,000 shares of the Issuer’s Class A Ordinary Shares issuable upon exercise of Private Placement Warrants which will not become exercisable within 60 days.
(4)	The amount beneficially owned by the Reporting Person is determined, assuming the conversion of the 7,187,500 Class B Ordinary Shares into 7,187,500 Class A Ordinary Shares, by adding (i) the 7,187,500 Class A Ordinary Shares beneficially owned by Reporting Person to (ii) the 7,447,222 Class A Ordinary Shares outstanding as of May 12, 2023, as the Issuer reported in its Form 10-Q filed with the SEC on May 12, 2023.

CUSIP No. G5259L111	SCHEDULE 13D	Page 4 of 7

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Class A Ordinary Shares of Kernel Group Holdings, Inc., a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive office is located at 515 Madison Avenue, 8th Floor - Suite 8078, New York, New York 10022.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Surendra Ajjarapu, an individual, and VKSS Capital, LLC, a limited liability company (the “Reporting Persons”).

(b) The business address of the Reporting Persons is 515 Madison Avenue, 8th Floor - Suite 8078, New York, New York 10022.

(c) Mr. Ajjarapu is the manager of VKSS Capital, LLC and the Chief Executive Officer and Chairman of the Issuer. VKSS Capital, LLC is organized under the laws of the State of Delaware.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ajjarapu is a citizen of the United States of America. VKSS Capital, LLC is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 28, 2022 (the “Effective Date”), Kernel Group Holdings Inc., a Cayman Island exempted company (the “Company”), entered into a Purchase Agreement (the “Agreement”) with Kernel Capital Holdings, LLC, a Delaware limited liability company (“Original Sponsor”), and VKSS Capital, LLC, a Delaware limited liability company (the “New Sponsor”), pursuant to which the New Sponsor purchased from the Original Sponsor 7,618,750 Class B Ordinary Shares and 8,750,000 Private Placement Warrants, each of which is exercisable to purchase one Class A Ordinary Share, for an aggregate purchase price of $1.00.

Item 4.	Purpose of Transaction.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

Except as disclosed below, the Reporting Persons have acquired beneficial ownership of the securities for investment purposes and will evaluate the investment in the securities on a continual basis.

CUSIP No. G5259L111	SCHEDULE 13D	Page 5 of 7

The Issuer had until February 5, 2023 (which was 24 months from the closing of the initial public offering) to consummate an initial business combination. On February 3, 2023, at 10:00 a.m. ET, the Issuer held an extraordinary general meeting of its shareholders (the “Shareholders Meeting”), at which the Issuer’s shareholders entitled to vote at the meeting cast their votes and approved a proposal to amend the Issuer’s Amended and Restated Memorandum and Articles of Association (the “Charter Amendment”), changing the structure and cost of the Issuer’s right to extend the date by which the Issuer must (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Issuer and one or more businesses (a “business combination”), (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Issuer’s Class A ordinary shares included as part of the units sold in the Issuer’s initial public offering that closed on February 5, 2021 (the “IPO”) from February 5, 2023 (the “Termination Date”) to August 5, 2023, by electing to extend the date to consummate a business combination on a monthly basis for up to six times by an additional one month each time after the Termination Date, until August 5, 2023 or a total of up to six months after the Termination Date, unless the closing of the Issuer’s initial business combination shall have occurred, subject to the Issuer, the New Sponsor, or any of their affiliates or designees depositing additional funds into the trust account.

On each of February 9, 2023, March 7, 2023, April 3, 2023, May 5, 2023, June 5, 2023, and July 5, 2023 the Company caused to be deposited $300,000 into the Trust Account to extend the date to consummate a business combination through March 5, 2023, April 5, 2023, May 5, 2023, June 5, 2023, July 5, 2023, and August 5, 2023, respectively. Up to six monthly extensions are permitted under the Certificate of Amendment to the Issuer’s Amended and Restated Articles of Association.

Except as disclosed above, the Reporting Persons have no plans or proposals that would relate to or would result in: the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; any extraordinary corporate transaction involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any material change in the operating policies or corporate structure of the Issuer; any change in the Issuer’s charter or by-laws; the shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter market; or causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly denied.

Item 5.	Interests in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a) As of May 12, 2023, there were 7,447,222 Class A ordinary shares, $0.0001 par value, and 7,618,750 Class B ordinary shares, $0.0001 par value, issued and outstanding, as reported in Issuers Form 10-Q filed with the SEC on May 12, 2023.

As of the filing date of this Schedule 13D (the “Filing Date”), Mr. Ajjarapu beneficially owns 50.9% of the outstanding voting control of the Issuer, consisting of 7,187,500 Class A Ordinary Shares acquirable upon conversion of 7,187,500 Class B Ordinary Shares. The 8,750,000 shares of the Issuer’s Class A ordinary shares issuable upon exercise of Private Placement Warrants are excluded from the number of Class A Ordinary Shares beneficially owned by Mr. Ajjarapu because the Private Placement Warrants will not become exercisable within 60 days. . Mr. Ajjarapu disclaims beneficial ownership of the reported securities held by VKSS Capital, LLC, except to the extent of his pecuniary interests therein.

As of the filing date, VKSS Capital, LLC beneficially owns 50.9% of the outstanding voting control of the Issuer, consisting of 7,187,500 Class A Ordinary Shares acquirable upon conversion of 7,187,500 Class B Ordinary Shares. The 8,750,000 shares of the Issuer’s Class A Ordinary Shares issuable upon exercise of Private Placement Warrants are excluded from the number of Class A Ordinary Shares beneficially owned VKSS Capital, LLC because the Private Placement Warrants will not become exercisable within 60 days.

(b) As of the Filing Date, Mr. Ajjarapu has the sole power to vote or direct the voting of, and to dispose or direct the disposition of 7,187,500 Class A Ordinary Shares.

(c) Except as otherwise described in Item 3, Item 6, or elsewhere in this Schedule 13D, no transactions in the shares of Class A Ordinary Shares were effected by any of the Reporting Persons during the past 60 days.

CUSIP No. G5259L111	SCHEDULE 13D	Page 6 of 7

(d) Except as described herein with respect to indirect holdings by the Reporting Persons, the Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the securities described herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference into this Item 6. To the best of the knowledge of each Reporting Person, other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Except for the arrangements described in this Schedule 13D, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Exhibit Description

1	Joint Filing Agreement among the Reporting Persons, dated July 7, 2023

2	Purchase Agreement, dated December 28, 2022, by and among VKSS Capital, LLC, Kernel Group Holdings Inc. and Kernel Capital Holdings, LLC. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 3, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 7, 2023

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu.

VKSS CAPITAL, LLC

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	Manager